UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

Public Utility Holding Company Act of 1935
File No. 70-06322

In the Matter of
OHIO POWER COMPANY
Canton, Ohio

THIS IS TO CERTIFY THAT OHIO POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated June 17, 1983, provides on Exhibits 1 and 2 the following information for coal transfer activities for the period April 1, 2004 through June 30, 2004:

a) total tons of coal transferred each month for each affiliate;
b) total transfer fee charged to each such affiliate during that month and the fee per ton;
c) a summary of expenses related to operation of the Cook Coal Terminal by major cost component, and;
d) the total number of tons of coal transferred each month for all non-affiliates and the total revenues received.

 This Certificate of Notification is filed pursuant to the Commission’s Order in this proceeding regarding the coal transfer activities occurring during the period of April 1 to June 30, 2004.

OHIO POWER COMPANY

By: /s/ Joseph M. Buonaiuto

Joseph M. Buonaiuto
Controller and Chief Accounting Officer
Ohio Power Company

FILE NO.
070-06322

OHIO POWER COMPANY
COOK COAL TERMINAL
QUARTERLY REPORT PER REQUIREMENTS OF HOLDING COMPANY ACT RELEASE NO. 22977
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

CONTENTS

Exhibit

Statements of Transfer Fee Billings	1

Summary of Costs Incurred	2

Exhibit 1

OHIO POWER COMPANY
COOK COAL TERMINAL
STATEMENTS OF TRANSFER FEE BILLINGS
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

	April 2004			May 2004			June 2004

	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)

SERVICE TO AFFILIATES

Rockport	743,994	$1.75	$1,302	628,393	$1.75	$1,100	517,667	$1.75	$906

Tanners Creek	52,267	1.75	91	47,179	1.75	83	58,303	1.75	102

Mountaineer	-	-	-	30,711	1.75	54	56,993	1.75	100

SERVICE TO NON- AFFILIATES	341,203	1.31	446	243,635	1.33	324	199,976	1.36	272

TOTAL	1,137,464		$1,839	949,918		$1,561	832,939		$1,380

Exhibit 2

OHIO POWER COMPANY
COOK COAL TERMINAL
SUMMARY OF COSTS INCURRED
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

	April 2004	May 2004	June 2004	Three Months Ended June 30, 2004
	(in thousands)

Labor	$455	$408	$373	$1,236
Benefits	167	218	193	578
Operating Materials	29	55	53	137
Maintenance	284	400	305	989
Other Billed Services	147	71	227	445
Taxes Other Than Income Tax	75	76	73	224
Rentals	600	560	593	1,753
Depreciation	18	18	18	54
Normalization	189	(75)	(45)	69
Other	(93)	132	106	145

Total	$1,871	$1,863	$1,896	$5,630